CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 and 2006

AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years ended March 31, 2007, 2006 and 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

            “Morgan & Company”

July 25, 2007

          Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2007	2006

Assets

Current assets
Cash and cash equivalents	$ 202,486	$ 398,815
Short term investments	35,750	--
Taxes recoverable	91,972	13,636
Due from related parties (Note 9)	11,999	16,866
Accounts receivable and prepaid expenses	62,530	3,049
	404,737	432,366

Mineral property interests (Notes 4 and 13)	3,837,781	1,323,978
Equipment (Note 5)	177,998	40,023
Investments (Note 6)	31,706	31,706
Reclamation and other deposits (Note 7)	3,000	32,883

	$ 4,455,222	$ 1,860,956

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 304,473	$ 15,670
Accounts payable, related parties (Note 9)	96,654	450,838
	401,127	466,508
Shareholders’ equity
Share capital (Note 8)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 41,801,343 (2006 – 34,766,276) common shares	21,482,992	18,530,383
Warrants	349,830	--
Contributed surplus	816,439	795,881
Deficit	(18,595,166)	(17,931,816)
	4,054,095	1,394,448
	$ 4,455,222	$ 1,860,956

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 4, 8 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations

	For the years ended March 31,
	2007	2006	2005

Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees (Note 9 ( b, d))	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)

Loss for the year	(663,350)	(891,264)	(2,815,003)

Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)

Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2007 and 2006

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Deficit	Total Shareholders’
	Shares	Amount					Equity
Balance, March 31, 2004	28,049,991	$ 16,516,678	$ --	$ --	$ 247,636	$ (14,225,549)	$ 2,538,765
Exercise of warrants	810,001	240,000	--	--	--	--	240,000
Stock options exercised	364,000	53,852	--	--	(8,102)	--	45,750
Private placements, less share issue costs	--	--	429,217	--	--	--	429,217
Mineral property interests
Goldsmith Claims	50,000	32,000	--	--	--	--	32,000
Lucky Jack Claims	50,000	38,500	--	--	--	--	38,500
Stephens Lake – Trout Claims	16,667	5,583	--	--	--	--	5,583
Fenix Property	50,000	14,000	--	--	--	--	14,000
Kootenay Gemstone Property	100,000	30,000	--	--	--	--	30,000
Casierra Diamond Licences	200,000	80,000	--	--	--	--	80,000
Stock-based compensation	--	--	--	--	349,809	--	349,809
Loss for the year	--	--	--	--	--	(2,815,003)	(2,815,003)
Balance, March 31, 2005	29,690,659	17,010,613	429,217	--	589,343	(17,040,552)	988,621
Stock options exercised	776,600	128,937	--	--	(32,427)	--	96,510
Private placements, less share issue costs	4,000,000	1,286,343	(429,217)	--	--	--	857,126
Mineral property interests
Goldsmith Claims	50,000	17,000	--	--	--	--	17,000
Lucky Jack Claims	50,000	17,500	--	--	--	--	17,500
Stephens Lake – Trout Claims	16,667	2,667	--	--	--	--	2,667
Kootenay Gemstone Property	100,000	37,000	--	--	--	--	37,000
Wine Claims	50,000	19,000	--	--	--	--	19,000
Finders’ fees	32,350	11,323	--	--	--	--	11,323
Stock-based compensation	--	--	--	--	238,965	--	238,965
Loss for the year	--	--	--	--	--	(891,264)	(891,264)
Balance, March 31, 2006	34,766,276	18,530,383	--	--	795,881	(17,931,816)	1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	101,020
Loss for the year	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	$ 21,482,992	$ --	$ 349,830	$ 816,439	$ (18,595,166)	$ 4,054,095

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2007	2006	2005
Cash provided by (used for)

Operating activities
Loss for the year	$ (663,350)	$ (891,264)	$ (2,815,003)
Items not affecting working capital
Amortization	1,890	6,443	8,536
Stock-based compensation	67,867	232,287	288,601
Write-down of mineral property interests	--	172,697	1,995,978
Write-down of investments	--	24,999	12,191
Changes in non-cash working capital
Taxes recoverable	(78,336)	(5,661)	60,744
Accounts receivable and prepaid expenses	(59,481)	6,790	10,730
Accounts payable and accrued liabilities	18,069	(9,272)	(1,035)
	(713,341)	(462,981)	(515,753)

Investing activities
Mineral property interests
Acquisition costs	(63,095)	(40,147)	(67,814)
Exploration and development costs	(1,850,109)	(471,547)	(982,996)
Related party advances	9,404	(16,866)	(162,025)
Reclamation and other deposits	29,883	--	(16,381)
Short term investments	(35,750)	--	--
Equipment	(201,411)	(4,918)	(56,966)
	(2,111,078)	(533,478)	(1,286,182)

Financing activities
Due to/from related parties	(358,720)	337,230	(76,495)
Issuance of common shares	2,986,810	964,960	285,750
Share subscriptions received	--	--	429,217
	2,628,090	1,302,190	714,967

Cash and cash equivalents
Increase (decrease) during the year	(196,329)	305,731	(1,086,968)
Balance, beginning of year	398,815	93,084	1,180,052

Balance, end of year	$ 202,486	$ 398,815	$ 93,084

Supplementary information
Stock-based compensation in mineral property interests	$ 33,153	$ 6,679	$ 61,208
Contributed surplus recognized on option exercise	$ 80,462	$ 32,428	$ 8,102
Issuance of shares for mineral property interests	$ 235,167	$ 93,165	$ 200,083
Issuance of shares for finance and agent’s fee	$ --	$ 11,323	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $663,350 for the year ended March 31, 2007, and the Company had working capital, defined as current assets less current liabilities, as at March 31, 2007, of $3,610, with an accumulated deficit of $18,595,166.

The Company has capitalized $3,837,781 (2006 – $1,323,978) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $138,333 and issue 66,666 common shares in fiscal 2008 to maintain the mineral property interests held at March 31, 2007.  Subsequent to March 31, 2007, cash payments of $55,000 have been made, and 16,666 common shares have been issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization and the valuation of stock-based compensation.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or is impaired.

Management of the Company periodically reviews the recoverability of the capitalized mineral property interests.  Management considers various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the deferred costs are written-off, or if its carrying value has been impaired, then the deferred costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.  Investments in companies over which the Company exercises significant influence are recorded on an equity basis.

(f)

Equipment

Amortization of equipment is recorded on a straight-line basis over the estimated economic lives ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h)

Asset retirement obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is possible that the Company’s estimates of its asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

At March 31, 2007, the Company has only performed exploratory work on its mineral properties, and has no unfulfilled legal obligations for reclamation.  As such, no provision for reclamation activities has been made in these financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations.

(j)

Stock-based compensation

The Company has a stock option plan which is described in Note 8.  Stock-based compensation is recorded using the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

(k)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

(l)

Variable interest entities

The Canadian Institute of Chartered Accountants issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” to provide accounting guidance related to variable interest entities (“VIE’s”).  Accounting Guideline 15 indicates that VIE’s are required to be consolidated by the primary beneficiary.  The Company adopted Accounting Guideline 15 effective April 1, 2005, and has determined that it has no VIE’s.

3.

New accounting pronouncements:

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 3865, Hedges and Section 1530, Comprehensive Income.

Section 3855 expands on Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

3.

New accounting pronouncements (continued):

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting April 1, 2007.  The Company has not yet determined the full impact of these standards on its consolidated financial statements.

4.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 13.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  Preliminary work was restarted on this property in the year ended March 31, 2004, and property costs are again being deferred.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

4.

Mineral property interests (continued):

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.  The property was written down by $1,523,030 to a nominal carrying value of $1.  Carrying costs are again being capitalized as exploration has resumed on the property.  Costs incurred to September 30, 2005, of $59,655 were expensed before exploration resumed on the property.

(c)

British Columbia properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($30,000 paid) over six years.  In April 2007, an additional cash payment of $20,000 was made.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($50,000 paid) over six years.  In April 2007, an additional payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in its initial Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold, acquired an option on two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totalling $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 shares of the Company issued at March 31, 2007, and subsequently fully issued on July 21, 2007)) to the optionor over a 36-month period from July 22, 2004.  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

4.

Mineral property interests (continued):

 (d)

Manitoba Properties (continued)

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Casierra Diamond Licences, Sierra Leone

The Company has acquired a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest.

5.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2007	Cost	Accumulated Depreciation	Net Book Value 2006
Vehicles	$ 57,283	$ 33,745	$ 23,538	$ 47,907	$ 22,201	$ 25,706
Office equipment	1,573	292	1,281	515	145	370
Computer equipment	16,673	7,404	9,269	6,688	3,026	3,662
Field equipment	192,833	48,923	143,910	17,274	6,989	10,285
	$ 268,362	$ 90,364	$ 177,998	$ 72,384	$ 32,361	$ 40,023

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

6.

Investments:

	Number of Shares	Book Value 2007	Book Value 2006
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	1
LMC Management Services Ltd. (Note 9)	1	1	1
		$31,706	$31,706

The Company wrote down its investment in Terra Gaia Inc. to a nominal value of $1 at March 31, 2006.  The quoted market value of the above listed publicly traded securities as at March 31, 2007, was $34,306 (2006 - $36,686).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

7.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

8.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

During the year, the Company completed the following share placements:

(a)

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.

(b)

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

8.

Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 7,752,268 common shares under the plan.  At March 31, 2007, 3,770,400 (2006 – 4,238,300) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2007	2006	2005
Risk free interest rate	3.98%	3.21%	2.23%
Expected life (years)	3.0	3.0	3.0
Expected volatility	85%	109%	141%
Fair value per option granted	$0.26	$0.12	$0.24

The following table summarizes information on stock options outstanding at March 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	310,000	0.07 years
$0.54	1,199,300	1.72 years
$0.30	416,100	2.52 years
$0.165	935,000	3.35 years
$0.215	500,000	3.58 years
$0.50	100,000	4.20 years
$0.53	310,000	4.78 years
	3,770,400

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

8.

Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the years ended March 31, 2007, 2006 and 2005, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercisable at March 31, 2007	3,362,900	$0.34

Share purchase warrants

As at March 31, 2007, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,909,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
1,250,000	$0.50	February 21, 2009
5,659,500

During the year ended March 31, 2007, 32,350 warrants exercisable at a price of $0.45 expired unexercised.  Subsequent to March 31, 2007, 164,200 warrants exercisable at $0.45 expired, unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

9.

Related party transactions and balances:

Services rendered in the year ended March 31,	2007	2006	2005
LMC Management Services Ltd. (a)	$ 232,638	$ 244,149	$ 186,603
Lang Mining Corporation (b)	85,000	30,000	30,000
Legal fees	--	13,895	32,773
Consulting (d)	17,500	7,500	--
Director (e, f)	US 102,000	59,138	106,572

Balances at March 31,	2007	2006
Balances receivable from:
LMC Management Services Ltd.	$ 11,999	$ --
Casierra project advances (c)	--	16,866
Balances payable to:
LMC Management Services Ltd.	$ --	$ 903
Ainsworth Jenkins - Casierra project (c)	49,612	--
Directors	47,042	446,935
Legal fees	--	3,000
	$ 96,654	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month from November 1, 2006 to March 31, 2007.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(h)

Related parties participated in the private placements described in Note 8.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

10.

Financial instruments:

The Company’s financial instruments are comprised of cash and cash equivalents, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.

11.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2007	Canada	Mexico	Sierra Leone	Total
Current assets	$ 274,528	$ 130,209	$ --	$ 404,737
Mineral properties and deferred costs	1,029,042	1,077,716	1,731,023	3,837,781
Equipment	6,393	6,691	164,914	177,998
Investments	31,706	--	--	31,706
Reclamation and other deposits	3,000	--	--	3,000
Total Assets	$ 1,344,669	$ 1,214,616	$ 1,895,937	$ 4,455,222

2006	Canada	Mexico	Sierra Leone	Total
Current assets	$ 366,868	$ 65,498	$ --	$ 432,366
Mineral properties and deferred costs	651,599	107,198	565,181	1,323,978
Equipment	2,047	12,926	25,050	40,023
Investments	31,706	--	--	31,706
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 1,085,103	$ 185,622	$ 590,231	$ 1,860,956

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

12.

Income taxes:

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2007	2006	2005
Loss for the year	$ 663,350	$ 891,264	$ 2,815,003
Statutory tax rate	34.12%	34.50%	35.62%
Expected income tax recovery	226,335	307,442	1,002,704
Non-deductible differences	(29,073)	(145,678)	(559,548)
Deductible differences	148,796	96,572	12,931
Effect of tax rate in different regimes	(187)	(5,124)	(41,789)
Unrecognized benefits of current year’s losses	(345,871)	(253,212)	(414,298)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2007	2006	2005

Operating losses carried forward	$ 1,346,098	$ 1,197,390	$ 1,304,513
Resource deductions	1,743,824	1,870,169	2,237,356
Share issue costs	19,249	27,866	51,724
	3,109,171	3,095,425	3,593,593
Valuation allowance for future tax assets	(3,109,171)	(3,095,425)	(3,593,593)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,929,000 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$
2008	370,000
2009	278,000
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
Total	2,929,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $1,565,000, expiring at various dates over the next seven years, available to offset future Mexican-source income.

The Company has resource pools of approximately $8,439,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

13.

Mineral property interests:

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

13.

Mineral property interests (continued):

Year ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	8,985	2,217	41,768	35,253	304,966
Site activities	63,541	224	514	138	40,205	111,302	215,924
Stock-based compensation	--	--	5,235	--	1,444	--	6,679
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

14.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

15.

Subsequent events:

Subsequent to March 31, 2007:

(a)

645,000 stock options were exercised at prices from $0.15 to $0.54, for proceeds of $144,380;

(b)

1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012;

(c)

1,745,300 warrants were exercised at $0.45, for proceeds of $785,385.  See Note 8 for warrants expired; and

(d)

mineral property payments were made as described in Note 4.